VF 4-6-05



05040052

[...]IES
[...]GE COMMISSION
[...] 20549

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PROCESSED
APR 11 2005
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Planning, INc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle Street
(No. and Street)

Portsmouth (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Mallon (603) 433-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, P.A.
(Name – if individual, state last, first, middle name)

1 New Hampshire Ave., Suite 305, Portsmouth, New Hampshire 03801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

RECD S.E.C.
FEB 28 2005
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
4-11-2005

OATH OR AFFIRMATION

I, Edward J. Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. DUGAN, Notary Public
My Commission Expires August 13, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SECURE
PLANNING
INC



FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

SECURE PLANNING, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

68 Washington Street, Suite 101
Sanford, Maine 04073-3031
TEL 207 324-7041
FAX 207 490-5049

One New Hampshire Avenue, Suite 305
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, PFS, CVA, CFP®
Alice W. Ferran, MBA, CPA, PFS, CFP®
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE

Member:
American Institute of CPAs

PKF North American Network
An association of legally independent firms

Licensed in Maine and
New Hampshire

INDEPENDENT AUDITORS' REPORT

January 20, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 185 SECTION

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of ***SECURE PLANNING, INC.*** (an S Corporation) as of December 31, 2004 and 2003, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the ***Company's*** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***SECURE PLANNING, INC.*** at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.
Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2004	2003
ASSETS		
Cash and cash equivalents	$ 102,921	$ 921
Commissions receivable	383,053	349,474
Prepaid expenses	24,991	15,787
Property and equipment, net	77,027	73,236
Exchange memberships	-	3,300
Other assets	800	-
Total Assets	$ 588,792	$ 442,718
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 3,269	$ 12,725
Commissions payable	15,660	225,896
State tax payable	2,871	-
Accrued liabilities	21,255	12,703
Total Liabilities	43,055	251,324
Stockholder's Equity		
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding	42,000	42,000
Retained earnings	503,737	149,394
Total Stockholder's Equity	545,737	191,394
Total Liabilities and Stockholder's Equity	$ 588,792	$ 442,718

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2004	2003
REVENUES		
Commissions - investment products	$ 1,889,322	$ 1,630,579
Commissions - insurance products	68,939	84,197
Interest and dividends	2,392	870
Gain (loss) on disposition of assets	(3,300)	-
Other income	219,837	36
Total Revenues	2,177,190	1,715,682
EXPENSES		
Advertising	14,696	9,070
Auto	7,808	2,302
Bank service charges	572	689
Charitable contributions	3,325	3,429
Commissions	247,776	1,080,433
Computer services	13,752	11,325
Contract labor	9,987	5,777
Depreciation	10,154	12,358
Employee benefits	31,019	13,123
Dues and subscriptions	9,321	5,264
Insurance	20,514	33,200
Licenses and permits	18,914	7,086
Maintenance and repair	82,904	30,872
Lease expense - building	98,009	48,490
Miscellaneous	4,486	8,209
Office expenses	13,280	5,698
Payroll and related taxes	1,053,784	413,875
Pension contributions	36,583	46,869
Postage and delivery	17,588	7,792
Printing and reproduction	14,541	2,561
Professional development	4,677	2,606
Professional fees	22,630	16,046
Seminars	2,576	531
Staff expenses	3,200	1,524
Property taxes	7,454	3,717
Telephone	15,580	5,771
Travel and entertainment	36,524	15,740
Automobile lease	8,345	8,345
Compliance	725	300
Utilities	9,556	7,321
State income tax	2,567	-
Total Expenses	1,822,847	1,810,323
EXCESS OF REVENUES OVER EXPENSES (EXPENSES OVER REVENUES)	354,343	(94,641)
RETAINED EARNINGS, BEGINNING OF YEAR	149,394	244,035
RETAINED EARNINGS, END OF YEAR	$ 503,737	$ 149,394

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Excess of revenues over expenses (expenses over revenues)	$ 354,343	$ (94,641)
Adjustments to reconcile excess of revenues over expenses (expenses over revenues) to net cash provided by (used in) operating activities:		
Depreciation	10,154	12,158
Gain (loss) on disposition of assets	3,300	-
Changes in operating assets and liabilities		
Commissions receivable	(33,579)	(24,561)
Prepaid expenses	(9,204)	(15,099)
Other assets	(800)	-
Deposits	-	10,000
Accounts payable	(9,456)	(3,174)
Commissions payable	(210,236)	22,381
State tax payable	2,871	-
Accrued liabilities	8,552	1,784
Net cash provided by (used in) operating activities	115,945	(91,152)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property	(13,945)	(16,327)
Net cash provided by (used in) investing activities	(13,945)	(16,327)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	102,000	(107,479)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	921	108,400
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 102,921	$ 921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

There were no cash payments of taxes and interest during 2004 or 2003.

There were no noncash investing and financing activities during 2004 or 2003.

See Notes to Financial Statements

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

Note 1 – Nature of Organization

Secure Planning, Inc., (the ***Company***), an S corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The ***Company*** provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The ***Company's*** main office is located in Portsmouth, New Hampshire, and it is licensed to do business in other states.

Note 2 – Summary of Significant Accounting Policies

The accounting policies used by the ***Company*** conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2004 and 2003, cash equivalents consisted of deposits in money market accounts totaling $4,140 and $953, respectively. The money market accounts invest solely in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is stated at cost. The ***Company's*** policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 40 years, for financial statement purposes.

Revenue Recognition - The ***Company's*** primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned.

Income Taxes - The ***Company***, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the ***Company's*** taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the ***Company*** pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The ***Company*** provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2004 and 2003.

The State of Colorado recognizes the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the ***Company*** is required to file an information return with Colorado and the stockholders are taxed on their proportionate share of the ***Company's*** taxable income earned in that state. The ***Company*** has elected to file a composite nonresident income tax return on behalf of the stockholder and a provision for state income taxes has been included in the financial statements. State income tax expense for the years ended December 31, 2004 and 2003 was $2,567 and $0, respectively.

Note 2 – Summary of Significant Accounting Policies (continued)

Advertising - Advertising costs are expensed as they are incurred. Expense for the years ended December 31, 2004 and 2003, was $14,696 and $9,070, respectively.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31:

	2004	2003
Leasehold improvements	$ 71,374	$ 57,429
Furniture and equipment	94,940	94,940
	166,314	152,369
Less: accumulated depreciation	89,287	79,133
Property and equipment, net	$ 77,027	$ 73,236

Depreciation expense for the years ended December 31, 2004 and 2003 was $10,154 and $12,358, respectively.

Note 4 – Operating Leases

During the year ended December 31, 2002 the ***Company*** entered into a 39 month operating lease for an automobile with monthly payments of $695. The following is a schedule of minimum future payments, including rent charges.

2005	$8,345
2006	695
Total	$9,040

Lease expense under the lease was $8,345 in 2004 and 2003.

The ***Company*** renewed its lease in September 2003 for a commercial building owned by the ***Company's*** sole stockholder. The terms of the lease require monthly payments of $4,830 beginning October 2003. The ***Company*** is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2008.

Total future payments over the remaining term of the lease are as follows:

Year Ending December 31,	Future Minimum Rental Payments
2005	$ 57,960
2006	57,960
2007	57,960
2008	43,470
	$217,350

Note 4 – Operating Leases (continued)

Total rent expense paid under this lease in 2004 and 2003 was $57,960 and $48,490, respectively. At December 31, 2004 the ***Company*** had prepaid rent under this lease in the amount of $4,830.

The ***Company*** took over the lease of the Colorado office space when it purchased the assets of Dave Margolis, Inc. in January 2004. The terms of the lease require monthly payments ranging from $3,411 to $3,703 beginning February 2004. The Company is also responsible for the payment of their percentage of common area maintenance charges. The lease is scheduled to expire in November of 2007.

Total future payments over the remaining term of the lease are as follows:

Year Ending December 31,	Future Minimum Rental Payments
2005	$ 42,199
2006	43,369
2007	40,738
	$126,306

Total rent expense paid under this lease in 2004 and 2003 was $40,049 and $0, respectively.

Note 5 – Capital Stock

The ***Company*** is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2004 and 2003. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the ***Company*** being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 6 – Pension Plan

The ***Company*** has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the ***Company*** contributes 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $13,000. The ***Company*** also has a profit sharing component under the Plan. All profit sharing contributions are at the discretion of management. The ***Company's*** total contribution to the plan was $36,583 in 2004 and $46,869 in 2003.

Note 7 – Net Capital Requirements

The ***Company*** is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The ***Company*** is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the ***Company*** maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004 and 2003, the ***Company*** had net capital of $60,382and $99,067, respectively, which was $10,382 in excess of required net capital for 2004 and $49,067 in excess of required net capital for 2003.

Note 8 – Concentrations

At December 31, 2004, 100% of commissions receivable was due from one company. At December 31, 2003, 99% of commissions receivable was due from one company. Additionally, approximately 77% of total revenues was earned from this company in 2004 and 2003.

At December 31, 2003, 97% of commissions payable was payable to one individual.

Note 9 – Commitments

On January 5, 2004, the ***Company*** entered into an employment agreement with one of its agents for the period January 1, 2004 through December 31, 2009. By signing the agreement, the employee gave up all rights to the commissions earned during the fourth quarter of 2003. These commissions totaled approximately $220,000 and are included in commissions payable on the statement of financial condition as of December 31, 2003 and other income in the statement of operations in 2004. The employee met certain conditions of the agreement and therefore the ***Company*** was required to pay an annual salary to the employee of $323,038 in 2004. Assuming certain conditions of the agreement are met by the employee, the ***Company*** will be required to pay an annual salary of $350,000 in 2005 and 2006. Furthermore, the ***Company*** purchased the employee's list of former clients and will pay to the employee an amount equal to 20% of annual gross commissions earned from those clients for years 2007 through 2009. Additional conditions apply regarding the minimum advisory fee income that must be maintained as well as other conditions.

SECURE PLANNING, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

	2004	2003
Net Capital		
Total stockholder's equity qualified for net capital	$ 545,737	$ 191,394
Deductions and/or charges	(485,279)	(92,323)
Net capital before haircuts on securities positions	60,458	99,071
Haircuts on securities		
Mutual fund investments-U.S. Government securities	(76)	(4)
Net capital	$ 60,382	$ 99,067
Aggregate indebtedness		
Items included on statement of financial condition:		
Accounts payable and accrued expenses	$ 47,885	$ 251,754
Total aggregate indebtedness	$ 47,885	$ 251,754
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 10,382	$ 49,067
Ratio: Aggregate indebtedness to excess net capital	4.61	5.13
Ratio: Aggregate indebtedness to net capital	0.79	2.54

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2004 and 2003

The Company is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

January 20, 2005

Board of Directors
SECURE PLANNING, INC.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of **SECURE PLANNING, INC.**, (the ***Company***), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the ***Company*** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the ***Company*** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the ***Company*** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the ***Company*** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the ***Company*** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the ***Company's*** practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire